

Mail Stop 6010

February 20, 2009

<u>By U.S. mail and facsimile to (408) 434-0507</u>

Mr. Paul Coghlan
Vice President of Finance & Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

> **Re:** **Linear Technology Corporation**
> **Form 10-K for the Fiscal Year Ended June 29, 2008**
> **Filed August 25, 2008**
> **Form 10-Q for the Quarterly Period Ended December 28, 2008**
> **File No. 000-14864**

Dear Mr. Coghlan:

We have reviewed your filings and response letter dated February 6, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended December 28, 2008

Note 5. Stock-Based Compensation - Accounting for Stock-Based Compensation, page 8

1.   We note your disclosure that on December 17, 2008, you accelerated the vesting of 1.4 million "out-of-the-money" stock options previously awarded to your non-officer and non-director employees and that you will record the related $15.0 million of unrecognized stock-based compensation over the remainder of the original vesting period of approximately 2.5 years.   In addition, we note that the weighted average grant price of the accelerated options is $36.37 and the market price at the date of the acceleration was $23.66. As we note that your accounting would only be applicable to the acceleration of deep out-of-the-money stock options, please tell us and revise future filings to describe to us your policy for identifying a stock option as "deep out-of-the-money." In addition, tell us and revise future filings to disclose whether all of the options for which you accelerated vesting were 'deep out-of-the-money' and if not, explain how you accounted for the acceleration of those stock options that were not. To assist us in understanding how you applied that policy, provide us with a schedule showing for each group or tranche of options accelerated on December 17, 2008 (i) the contractual maturity, (ii) the weighted average grant price, (ii) the exercise price, (iii) market price and (iv) "out of money" amount.

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Jay Mumford at (202) 551-3637 with any other questions.

                                                Sincerely,

                                                Angela Crane
                                                Branch Chief

cc: Herbert P. Fockler, Esq.
        Wilson, Sonsini, Goodrich & Rosati, Professional Corporation
        Via facsimile at (650) 493-6811